SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of April 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure: Press Release dated April 23, 2002 and Financial Statements for the period ending March 31, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

FOR IMMEDIATE RELEASE

           CGI Reports Strong Growth in Second Quarter of Fiscal 2002

Montreal, April 23, 2002 - CGI Group Inc. (NYSE: GIB; TSE: GIB.A), a leading provider of end-to-end information technology and business processing services, today reported unaudited results for its second quarter ended March 31, 2002. All figures are in Canadian dollars unless otherwise indicated.

Second Quarter Highlights

o Revenue of $539.2 million was 44.2% higher than the comparable period one year ago and 3.5% higher sequentially. Year-over-year organic growth was 14.9% in the second quarter.
o Net earnings of $33.2 million were 49.5% higher than last year's second quarter, while net earnings per share increased 12.5% to $0.09 from $0.08 in last year's second quarter, despite a 31.7% increase in weighted average number of shares outstanding.
o        Operating cash flow was up 63.9% year-over-year to $57.4 million.
o Backlog of signed contracts stands at $9.1 billion with a weighted average remaining contract term of 6.8 years.
o Current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion.
o In accordance with new CICA recommendations, the Company has concluded its assessment of the goodwill and will not record any impairment loss.

In millions of $ except per share amount            3 months    |             Compared to
                                                     ended      |            3 months ended
                                                    3/31/02     |        3/31/01         12/31/01
                                                      CDN$      |          CDN$             CDN$
----------------------------------------------------------------|--------------------------------
Revenue                                              $539.2     |         $374.0          $520.8
----------------------------------------------------------------|--------------------------------
Earnings before amortization of goodwill                        |
(cash earnings)                                       $33.2     |          $22.2           $30.6
----------------------------------------------------------------|--------------------------------
Net earnings                                          $33.2     |          $15.2           $30.6
----------------------------------------------------------------|--------------------------------
     Cash net earnings per share                      $0.09     |          $0.08           $0.08
----------------------------------------------------------------|--------------------------------
     Net earnings per share                           $0.09     |          $0.05           $0.08
----------------------------------------------------------------|--------------------------------
Order backlog                                        $9,100     |         $7,000          $9,200
=================================================================================================

     Note: In accordance  with CICA  recommendations,  CGI stopped  recording  amortization  of goodwill on October 1, 2001,  rendering earnings before amortization of goodwill (cash net earnings) and net earnings equivalent starting FY02.
     CDN$/ 1.6= US$

"We are pleased with the financial results achieved in the quarter. The strong year-over-year and sequential growth was a function of solid demand for our IT services from new and existing clients, in all verticals and across all geographic areas, especially in Canada," said Serge Godin, chairman and CEO. "While achieving strong financial results, we also continued to strengthen our operations and position ourselves for future growth, particularly in the US market."

Second Quarter Results
Revenue for the second quarter ended March 31, 2002 increased 44.2% to $539.2 million, from $374.0 million in the same quarter last year, and was up 3.5% sequentially over first quarter revenue of $520.8 million. In addition to good organic growth of 14.9%, the increase in revenue also reflects the contribution of acquisitions completed in the past year.

                                                     CGI Reports 2Q FY02 Results
                                                                  April 23, 2002
                                                                          Page 2


In the second quarter, revenue from long-term outsourcing contracts represented 72% of the Company's total revenue, including 15% from business processing services, while project oriented consulting and systems integration work represented 28%. Geographically, contribution to revenue was similar to last quarter, with clients in Canada representing 72%; clients in the US representing 21%; and all other regions, 7%. CGI improved its position as a leading IT services provider in the financial services sector, which represented 41% of revenue; while telecom represented 25%; government, 16%; manufacturing, retail and distribution, 15%; utilities and services, 2%; and healthcare, 1%.

EBITDA, Earnings Before Interest, Taxes, Depreciation & Amortization, for the second quarter increased 48.5% to $80.2 million, compared with $54.0 million in the same quarter a year ago, and increased 4.2% on a sequential basis compared with $76.9 million reported in the first quarter. The EBITDA margin improved to 14.9% at the end of the second quarter, compared with 14.4% in last year's second quarter and 14.8% at the end of the first quarter. EBIT, Earnings Before Interest and Taxes, was $57.1 million in the second quarter, up 43.7% over last year's second quarter EBIT of $39.7 million and up 8.6% over first quarter EBIT of $52.6 million. The EBIT margin was 10.6% for the quarter, compared with 10.1% in the first quarter and 10.6% in last year's second quarter. EBIT is a meaningful metric because it more accurately reflects earnings after operating costs, including costs related to the amortization and depreciation of fixed assets and amortization of contract costs.

Effective October 1, 2001, CGI stopped recording the amortization of goodwill. As such, net earnings and earnings before amortization of goodwill (cash net earnings) are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings results to cash net earnings figures provided in year-over-year comparisons. Net earnings in the second quarter increased 49.5% to $33.2 million, against comparable cash net earnings of $22.2 million in the same quarter a year ago, and were 8.4% higher sequentially, compared with $30.6 million reported in the first quarter. Net earnings per share of $0.09 for the quarter were up 12.5% over $0.08 reported for the second quarter of fiscal 2001, and $0.08 reported in the first quarter. Net earnings per share increased, despite a 31.7% year-over-year and 2.8% sequential increase in weighted average number of shares outstanding. The net margin improved to 6.2%, compared with 5.9% in the first quarter and 4.1% in the second quarter of fiscal 2001.

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. At March 31, 2002, the total credit facility available amounted to $218.1 million. As of March 31, 2002, CGI had cash and cash equivalents of $152.5 million, compared with $155.8 million as of December 31, 2001.

Operating cash flow (operating cash flow represents cash provided by operating activities before changes in non-cash operating working capital items) in the second quarter improved to $57.4 million, compared with $35.0 million in the second quarter a year ago and $43.3 million in the first quarter of fiscal 2002. The year-over-year and sequential improvements in operating cash flow largely reflect the improvement in net earnings along with an increase in the depreciation of fixed assets, the amortization of contract costs and deferred credits related to the acquisitions and large outsourcing contracts closed in the year and changes in future income taxes.

                                                     CGI Reports 2Q FY02 Results
                                                                  April 23, 2002
                                                                          Page 3

Six-month Highlights
For the first six months of fiscal 2002 ended March 31, 2002, revenue increased 49.7% to $1,060.0 million, up from $708.2 million in the corresponding period of 2001. For the first six months of fiscal 2002, EBITDA increased 63.9% to $157.1 million, up from $95.9 million in the same period one year ago. Net earnings in the first six months increased 66.4% to $63.8 million, up from $38.3 million in the same period one year ago. Net earnings per share of $0.17 in the period were up 21.4% over $0.14 reported in the first six months of 2001.

Operating Highlights
In order for CGI to focus more intently on geographical areas with the highest growth potential, namely North America and Europe, CGI's Australian and Japanese operations were recently divested in separate transactions. The combined revenue for these two units had been approximately $9 million on an annualized basis, and there was no impact on the consolidated statement of earnings from the sale of these units.

During the quarter, CGI acquired Albany, New York based Rapid Application Developers, Inc. ("RAD") as part of its ongoing, niche acquisition strategy. RAD was acquired to enhance CGI's presence in the state government sector in the Northeast United States. RAD had revenue last year of US$4.2 million in the government sector.

Finally, in a continuing effort to maximize the opportunities for CGI's future growth, the Company has made adjustments to its organizational structure. Effective immediately, Satish Sanan becomes Vice-Chairman of CGI, reporting directly to Serge Godin, and is responsible for pursuing large IT and business process outsourcing opportunities in the US. Daniel Rocheleau, Executive Vice-President and Chief Business Engineering Officer, will continue his responsibility for the development of large strategic outsourcing and partnership initiatives for CGI in Canada and Europe. Michael Roach, who already managed more than 70% of CGI's operations as President, Canada & Europe, becomes President and Chief Operating Officer, with responsibility for the continuity of all CGI operations. Joseph Saliba becomes President, US, assuming operational responsibilities for the US in addition to leading the Business Process Services unit. Joe Saliba will report to Michael Roach.

Serge Godin said, "CGI's opportunity for growth as a leading North American provider of IT services is tremendous and we are fully intent on leveraging our potential. Especially in the US, where we see increasing demand for our service offering, we believe that these adjustments to our organizational structure will strengthen our ability to pursue new business initiatives and improve operational efficiencies."

Initiatives and Outlook
Mr. Godin added, "Our strong growth will continue to be driven by a combination of strategic acquisitions and organic growth initiatives. Additionally, we have established a diversified client base of more than 3,000 companies and enjoy strong recurring revenue from long-term outsourcing contracts. As such, CGI's continued growth is not solely dependent on winning large IT and business process outsourcing contracts. However, our position as the leading IT services provider in Canada and our growing recognition in the US, partly a result of a number of successful marketing initiatives, has fueled a robust pipeline of $5 billion in outstanding proposals. Our strong financial position, flexible client partnerships, and unique global delivery

                                                     CGI Reports 2Q FY02 Results
                                                                  April 23, 2002
                                                                          Page 4


model give us confidence in the ability to turn this pipeline into backlog and deliver even stronger results going forward."

Guidance
Based on the information known today about current market conditions and demand, the company reiterates its current guidance for its fiscal year ending September 30, 2002. Base revenue for the year is expected to be between $2.1 billion and $2.2 billion, representing between 33% and 39% growth over fiscal 2001 results. These numbers do not include any contribution from potential large acquisitions or large outsourcing contract wins valued at more than $50 million per year. Net earnings per share should be in the range of $0.37 to $0.40, representing between 23% and 33% growth year over year.

In the third quarter ended June 30, 2002, revenue is expected to be in the range of $545 and $560 million, representing between 35% and 39% year over year growth. Net earnings per share are expected to be between $0.09 and $0.10, compared to $0.08 for the year ago period, representing between 12.5%- 25% growth.

Quarterly Conference Call
A conference call for the investment community will be held today, April 23, at 10:00 am (Eastern Time). Participants may access the call by dialing 888-799-1759 or through the Internet at www.cgi.ca. Supporting slides for the call will also be available at www.cgi.ca. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.ca.


Forward-Looking Statements
All statements in this press release and MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report on Form 40F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


For more information:
CGI Investor Relations
Julie Creed                                  Ronald White
Vice-president, investor relations           Director, investor relations
(312) 201-4803 or (514) 841-3200             (514) 841-3230




CGI Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

                      Consolidated Financial Statements of
                                 CGI Group Inc.
                     For the six months ended March 31, 2002

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2002

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

                                                                         Three months ended March 31,     Six months ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                             2002            2001     |       2002           2001
------------------------------------------------------------------------------------------------------|-----------------------------
                                                                                  $               $   |            $              $
Revenue                                                                     539,199         373,982   |    1,059,982        708,161
------------------------------------------------------------------------------------------------------|----------------------------
Operating expenses                                                                                    |
  Costs of services, selling and administrative expenses                    454,717         316,949   |      894,252        606,770
  Research                                                                    4,277           3,029   |        8,582          5,519
------------------------------------------------------------------------------------------------------|----------------------------
                                                                            458,994         319,978   |      902,834        612,289
------------------------------------------------------------------------------------------------------|----------------------------
Earnings before the under-noted:                                             80,205          54,004   |      157,148         95,872
------------------------------------------------------------------------------------------------------|----------------------------
  Depreciation and amortization of fixed assets                              11,267           7,937   |       22,411         14,774
  Amortization of contract costs and other long-term assets                  11,853           6,347   |       25,093         11,814
------------------------------------------------------------------------------------------------------|----------------------------
                                                                             23,120          14,284   |       47,504         26,588
------------------------------------------------------------------------------------------------------|----------------------------
Earnings before the following items:                                         57,085          39,720   |      109,644         69,284
------------------------------------------------------------------------------------------------------|----------------------------
Interest                                                                                              |
  Long-term debt                                                               (491)           (972)  |       (1,317)        (1,834)
  Other                                                                         270             615   |          682          1,122
------------------------------------------------------------------------------------------------------|----------------------------
                                                                               (221)           (357)  |         (635)          (712)
------------------------------------------------------------------------------------------------------|----------------------------
Earnings before income taxes, entity subject to significant                                           |
  influence and amortization of goodwill                                     56,864          39,363   |      109,009         68,572
Income taxes                                                                 23,677          17,165   |       45,210         30,239
------------------------------------------------------------------------------------------------------|----------------------------
Earnings before entity subject to significant influence and                                           |
  amortization of goodwill                                                   33,187          22,198   |       63,799         38,333
Entity subject to significant influence                                          --              --   |           --              7
------------------------------------------------------------------------------------------------------|----------------------------
Earnings before amortization of goodwill                                     33,187          22,198   |       63,799         38,340
Amortization of goodwill, net of income taxes                                    --           6,992   |           --         12,712
------------------------------------------------------------------------------------------------------|----------------------------
Net earnings                                                                 33,187          15,206   |       63,799         25,628
======================================================================================================|============================
Weighted average number of outstanding Class A subordinate                                            |
  shares and Class B shares                                             379,617,757     288,261,784   |  374,455,980    281,893,441
======================================================================================================|============================
Basic and diluted earnings per share before amortization of                                           |
  goodwill (Note 2)                                                            0.09            0.08   |         0.17           0.14
======================================================================================================|============================
Basic and diluted earnings per share (Note 2)                                  0.09            0.05   |         0.17           0.09
===================================================================================================================================

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)
                                                                     Three months ended March 31,        Six months ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                       2002               2001       |      2002            2001
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                            $                 $      |           $                $
Retained earnings, beginning of period                                272,757           193,578      |     245,945          183,156
Share issue costs (Note 2)                                                 --                --      |      (3,800)              --
Net earnings                                                           33,187            15,206      |      63,799           25,628
-----------------------------------------------------------------------------------------------------|-----------------------------
Retained earnings, end of period                                      305,944           208,784      |     305,944          208,784
===================================================================================================================================


Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2002

Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)
                                                                               As at March 31, 2002         As at September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $    |                           $
Assets                                                                                                |
Current assets                                                                                        |
      Cash and cash equivalents                                                            152,549    |                      46,008
      Accounts receivable                                                                  337,514    |                     320,667
      Income taxes                                                                              --    |                         979
      Work in progress                                                                      91,796    |                      84,838
      Prepaid expenses and other current assets                                             57,272    |                      48,931
      Future income taxes                                                                   12,649    |                      17,998
------------------------------------------------------------------------------------------------------|----------------------------
                                                                                           651,780    |                     519,421
                                                                                                      |
Fixed assets                                                                               129,360    |                     123,391
Contract costs and other long-term assets                                                  328,272    |                     272,403
Future income taxes                                                                         35,020    |                      32,785
Goodwill                                                                                 1,137,066    |                   1,114,793
------------------------------------------------------------------------------------------------------|----------------------------
                                                                                         2,281,498    |                   2,062,793
======================================================================================================|============================
                                                                                                      |
Liabilities                                                                                           |
Current liabilities                                                                                   |
      Accounts payable and accrued liabilities                                             281,865    |                     315,902
      Deferred revenue                                                                      99,959    |                      85,163
      Income taxes                                                                           3,044    |                          --
      Future income taxes                                                                   24,492    |                      21,013
      Current portion of long-term debt                                                      6,116    |                       7,528
------------------------------------------------------------------------------------------------------|----------------------------
                                                                                           415,476    |                     429,606
                                                                                                      |
Future income taxes                                                                         52,473    |                      43,705
Long-term debt                                                                              38,605    |                      32,752
Deferred credits and other long-term liabilities                                            76,185    |                      74,813
------------------------------------------------------------------------------------------------------|----------------------------
                                                                                           582,739    |                     580,876
------------------------------------------------------------------------------------------------------|----------------------------
                                                                                                      |
Shareholders' equity                                                                                  |
      Capital stock (Note 2)                                                             1,342,825    |                   1,213,542
      Contributed surplus                                                                      211    |                         211
      Warrants (Note 2)                                                                     19,655    |                      19,655
      Retained earnings                                                                    305,944    |                     245,945
      Foreign currency translation adjustment                                               30,124    |                       2,564
------------------------------------------------------------------------------------------------------|----------------------------
                                                                                         1,698,759    |                   1,481,917
------------------------------------------------------------------------------------------------------|----------------------------
                                                                                         2,281,498    |                   2,062,793
===================================================================================================================================

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2002

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)
                                                                        Three months ended March 31,      Six months ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                           2002           2001       |       2002          2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $              $      |           $              $
Operating activities                                                                                 |
  Net earnings                                                            33,187         15,206      |      63,799         25,628
  Adjustments for:                                                                                   |
      Depreciation and amortization of fixed assets                       11,267          7,937      |      22,411         14,774
      Amortization of contract costs and other long-term assets           11,853          6,347      |      25,093         11,814
      Amortization of goodwill                                                --          7,358      |          --         13,444
      Deferred credits and other long-term liabilities                    (8,633)            --      |     (22,312)            --
      Future income taxes                                                 12,594         (2,814)     |      14,409         (1,872)
      Foreign exchange (gain) loss                                        (2,904)           969      |      (2,717)         2,098
      Entity subject to significant influence                                 --             --      |          --             (7)
-----------------------------------------------------------------------------------------------------|----------------------------
                                                                          57,364         35,003      |     100,683         65,879
-----------------------------------------------------------------------------------------------------|----------------------------
  Changes in working capital items:                                                                  |
      Accounts receivable                                                (21,223)        (7,660)     |     (13,939)         1,696
      Work in progress                                                    (8,549)       (21,612)     |      (7,431)        (4,861)
      Prepaid expenses and other current assets                            9,099         (8,634)     |      (8,342)       (12,014)
      Accounts payable and accrued liabilities                           (30,903)        (7,320)     |     (34,211)       (11,261)
      Income taxes                                                        11,036            509      |       4,984        (10,797)
      Deferred revenue                                                    11,761         25,846      |      14,395         27,863
-----------------------------------------------------------------------------------------------------|----------------------------
                                                                         (28,779)       (18,871)     |     (44,544)        (9,374)
-----------------------------------------------------------------------------------------------------|----------------------------
Cash provided by operating activities                                     28,585         16,132      |      56,139         56,505
-----------------------------------------------------------------------------------------------------|----------------------------
                                                                                                     |
Financing activities                                                                                 |
  Net variation of credit facility                                       (15,003)            --      |       6,360         20,000
  Decrease of other long-term debts                                         (885)       (30,521)     |      (1,931)       (31,694)
  Issuance of shares                                                       1,690            311      |     129,283            485
  Share issue costs                                                           --             --      |      (5,500)            --
-----------------------------------------------------------------------------------------------------|----------------------------
Cash (used for) provided by financing activities                         (14,198)       (30,210)     |     128,212        (11,209)
-----------------------------------------------------------------------------------------------------|----------------------------
                                                                                                     |
Investing activities                                                                                 |
  Business acquisitions (net of cash)                                     (1,301)         7,348      |      (1,301)       (47,123)
  Purchase of fixed assets                                                (7,902)        (7,590)     |     (28,189)       (10,577)
  Contract costs and other long-term assets                               (9,693)       (10,241)     |     (49,499)       (10,375)
-----------------------------------------------------------------------------------------------------|----------------------------
Cash used for investing activities                                       (18,896)       (10,483)     |     (78,989)       (68,075)
-----------------------------------------------------------------------------------------------------|----------------------------
Foreign exchange gain on cash held in foreign currencies                   1,228          1,298      |       1,179          1,628
-----------------------------------------------------------------------------------------------------|----------------------------
Net (decrease) increase in cash and cash equivalents                      (3,281)       (23,263)     |     106,541        (21,151)
Cash and cash equivalents at beginning of period                         155,830         51,453      |      46,008         49,341
-----------------------------------------------------------------------------------------------------|----------------------------
Cash and cash equivalents at end of period                               152,549         28,190      |     152,549         28,190
=====================================================================================================|============================
                                                                                                     |
Interest paid                                                                407          1,849      |         857          2,749
Income taxes paid                                                         12,099         12,022      |      18,603         30,618
==================================================================================================================================

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto for the year ended September 30, 2001.

These interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 2 to the Consolidated Financial Statements for the year ended September 30, 2001, except as noted below. Certain comparative figures in the Consolidated Financial Statements have been reclassified to conform to the current period presentation.

On October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Under the revised
Section 1581, all business combinations are accounted for using the purchase method. Additionally, under Section 3062, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. The Company has completed the transitional impairment test and concluded that no goodwill impairment charge needs to be recorded.

The CICA also issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This new section which is effective for fiscal years commencing on or after January 1, 2002, establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The section requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The new standard requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company is currently evaluating the effect that implementation will have on its Consolidated Financial Statements.

Note 2 - Capital stock and warrants

Capital stock - Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Options - Under a Stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceeding the date of grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

Warrants - In connection with the signing of a strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at March 31, 2002, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. The fair values of the warrants were estimated at their respective grant dates at $19,655,000 using the Black-Scholes option pricing model with the following assumptions : risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition the "Initial Warrants", CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Capital stock and warrants (cont'd)

Furthermore, subject to regulatory approval, the Company has undertaken in favour of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A subordinate shares on the TSE on the date preceding the issuance of the Extended Warrants.

The following table presents information concerning capital stock issued and paid and all stock options and warrants as at March 31, 2002:

Number of shares issued and paid                                                                                    Number
-----------------------------------------------------------------------------------------------------------------------------
Class A subordinate shares                                                                                       338,993,373
Class B shares                                                                                                    40,799,774
-----------------------------------------------------------------------------------------------------------------------------
Total capital stock                                                                                              379,793,147
Number of stock options (Class A subordinate shares)                                                              23,518,592
Number of warrants (Class A subordinate shares)                                                                    9,680,268
-----------------------------------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants                                 412,992,007
=============================================================================================================================

As at March 31, 2002 and September 30, 2001, (after giving retroactive effect of the subdivision of the Company's shares that occured on August 12, 1997, December 15, 1997, May 21, 1998 and January 7, 2000), the Class A subordinate shares and the Class B shares changed as follows:

                                                                                              March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A subordinate shares  |         Class B shares
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                          Number           Amount    |      Number          Amount
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                                                  $  |                             $
Balance, beginning of period                                            327,032,717       1,159,337  |    40,799,774          54,205
Issued for cash (1)                                                      11,110,000         124,988  |            --              --
Issued as consideration for business acquisitions                                --              --  |            --              --
Fair value of options issued as consideration for business                                           |
  acquisitions                                                                   --              --  |            --              --
Options exercised                                                           850,656           4,295  |            --              --
-----------------------------------------------------------------------------------------------------|------------------------------
Balance, end of period                                                  338,993,373       1,288,620  |    40,799,774          54,205
====================================================================================================================================

                                                                                            September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A subordinate shares  |         Class B shares
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                          Number           Amount    |      Number          Amount
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                                                  $  |                             $
Balance, beginning of period                                            240,755,667         490,645  |    34,846,526           1,162
Issued for cash (1)                                                              --              --  |     5,953,248          53,043
Issued as consideration for business acquisitions                        85,835,178         651,010  |            --              --
Fair value of options issued as consideration for business                                           |
  acquisitions                                                                   --          16,519  |            --              --
Options exercised                                                           441,872           1,163  |            --              --
-----------------------------------------------------------------------------------------------------|------------------------------
Balance, end of period                                                  327,032,717       1,159,337  |    40,799,774          54,205
====================================================================================================================================

(1)  On December 20, 2001, the Company issued 11,110,000 Class A subordinate  shares to the public for cash proceeds of $124,987,500 before share issue costs of $3,800,000 (net of income taxes of $1,700,000).

The following table presents information concerning all stock options granted to certain employees and directors by the Company as at March 31, 2002 and September 30, 2001.

                                                                               March 31, 2002                September 30, 2001
--------------------------------------------------------------------------------------------------------------------------------
Number of options                                                                                        |
Outstanding, beginning of period                                                  24,223,852             |           6,413,181
Granted                                                                              845,159             |          10,643,930
Granted as consideration for business acquisitions                                        --             |           8,424,502
Exercised                                                                           (850,656)            |            (441,872)
Forfeited and expired                                                               (699,763)            |            (815,889)
---------------------------------------------------------------------------------------------------------|---------------------
Outstanding, end of period                                                        23,518,592             |          24,223,852
===============================================================================================================================

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Capital stock and warrants (cont'd)

Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31, 2002 and 2001.

                                                                                                        Three months ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 2002|                                          2001
-------------------------------------------------------------------------------------|----------------------------------------------
                                         Net earnings   Number of shares   Per share | Net earnings   Number of shares     Per share
                                          (numerator)      (denominator)     amount  |  (numerator)      (denominator)       amount
-------------------------------------------------------------------------------------|----------------------------------------------
                                                  $                             $    |         $                                 $
Net earnings available to common                                                     |
  shareholders                               33,187       379,617,757        0.09    |    15,206         288,261,784          0.05
-------------------------------------------------------------------------------------|----------------------------------------------
Dilutive options                                            4,389,683                |                       765,726
Dilutive warrants                                           3,480,452                |                            --
-------------------------------------------------------------------------------------|----------------------------------------------
Net earnings available to common                                                     |
  shareholders and assumed conversions       33,187       387,487,892        0.09    |    15,206         289,027,510          0.05
====================================================================================================================================
                                                                                                          Six months ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 2002|                                          2001
-------------------------------------------------------------------------------------|----------------------------------------------
                                         Net earnings   Number of shares   Per share | Net earnings   Number of shares     Per share
                                          (numerator)      (denominator)     amount  |  (numerator)      (denominator)       amount
-------------------------------------------------------------------------------------|----------------------------------------------
                                                  $                             $    |         $                                 $
Net earnings available to common                                                     |
  shareholders                               63,799       374,455,980        0.17    |    25,628         281,893,441          0.09
-------------------------------------------------------------------------------------|----------------------------------------------
Dilutive options                                            4,353,465                |                       845,704
Dilutive warrants                                           3,387,383                |                            --
-------------------------------------------------------------------------------------|----------------------------------------------
Net earnings available to common                                                     |
  shareholders and assumed  conversions      63,799       382,196,828        0.17    |    25,628         282,739,145          0.09
====================================================================================================================================

Note 3 - Business acquisition

During the three months ended March 31, 2002, the Company finalized the purchase price allocation of IMRglobal Corp. ("IMR") acquired by the Company on July 27, 2001. From the initial price allocation as per Note 9 to the Consolidated Financial Statements of the Company for the year ended September 30, 2001, this final assessment resulted in an increase of Contract costs and other long-term assets of $7,577,000, a decrease of Goodwill of $4,925,000 and a decrease of Future income taxes of $2,652,000.

During the three months ended March 31, 2002, the Company also finalized the initial purchase price allocation for other acquisitions completed during 2001. In addition, AGTI Consulting Services Inc., in which the Company holds a 49% interest, increased its interest in one of its own subsidiary. The net effect of these transactions totalled $1,301,000 as follows:

                                                                  Total
------------------------------------------------------------------------
                                                                      $
Working capital items                                               103
Fixed assets                                                         26
Goodwill                                                          1,172
------------------------------------------------------------------------
                                                                  1,301
========================================================================

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Segmented information

Effective October 1, 2001, the Company changed it's organizational structure. The Company has three strategic business units ("SBU"), organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). The Company evaluates each SBU's performance under this structure and reports segmented information on that basis.

The following presents information on the Company's operations based on its new organizational structure.

                                                                                           Corporate
As at and for the three months                   Canada and         US and                expenses and   Intersegment
ended March 31, 2002                              Europe        Asia Pacific       BPS      programs     elimination       Total
----------------------------------------------------------------------------------------------------------------------------------
                                                          $             $              $            $             $              $
Revenue                                             445,540        82,107         22,387           --       (10,835)       539,199
Operating expenses                                  360,062        75,552         17,652       16,563       (10,835)       458,994
----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                     85,478         6,555          4,735      (16,563)           --         80,205
     Depreciation and amortization                   18,588         2,648          1,075          809            --         23,120
----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income
  taxes and amortization of goodwill                 66,890         3,907          3,660      (17,372)           --         57,085
==================================================================================================================================
Total assets                                      1,195,031       774,629         87,567      224,271            --      2,281,498
==================================================================================================================================

As at and for the three months
ended March 31, 2001
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                             324,482        36,830         18,497           --        (5,827)       373,982
Operating expenses                                  258,072        43,864         13,873        9,996        (5,827)       319,978
----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                     66,410        (7,034)         4,624       (9,996)           --         54,004
     Depreciation and amortization                   12,773           498            731          282            --         14,284
----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income
  taxes and amortization of goodwill                 53,637        (7,532)         3,893      (10,278)           --         39,720
==================================================================================================================================
Total assets                                        849,645       132,305         77,892       47,409            --      1,107,251
==================================================================================================================================

As at and for the six months
ended March 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                             876,238       176,603         42,491           --       (35,350)     1,059,982
Operating expenses                                  715,428       165,145         32,403       25,208       (35,350)       902,834
----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                    160,810        11,458         10,088      (25,208)           --        157,148
     Depreciation and amortization                   37,720         6,807          1,845        1,132            --         47,504
----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income
  taxes and amortization of goodwill                123,090         4,651          8,243      (26,340)           --        109,644
==================================================================================================================================
Total assets                                      1,195,031       774,629         87,567      224,271            --      2,281,498
==================================================================================================================================

As at and for the six months
ended March 31, 2001
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                             618,509        74,807         36,657           --       (21,812)       708,161
Operating expenses                                  504,219        84,339         28,400       17,143       (21,812)       612,289
----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                    114,290        (9,532)         8,257      (17,143)           --         95,872
     Depreciation and amortization                   23,455         1,086          1,490          557            --         26,588
----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income
  taxes, entity subject to significant
  influence and amortization of goodwill             90,835       (10,618)         6,767      (17,700)           --         69,284
==================================================================================================================================
Total assets                                        849,645       132,305         77,892       47,409            --     1,107,251
==================================================================================================================================

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 - Subsequent events

On April 2, 2002, the Company acquired all of the outstanding shares of Rapid Application Developers Inc., for a total consideration of $6,371,000. This amount was paid through a cash payment of $4,110,000 and an issuance of 210,739 shares of the Company for a value of $2,261,000.

On April 17, 2002, the Company sold its Japanese operations for a total cash consideration of $9,449,000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CGI GROUP INC.
                                              (Registrant)


Date:    April 23,  2002                  By /s/ Paule Dore
                                              Name:  Paule Dore
                                              Title: Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary